Exhibit 10.1

CONTACTS Chief Financial Officer Meir Moshe +972-3766-8610
Corporate Media Relations Michael Lordi +1 201-785-3206 mikel@radware.com

For Immediate Release

Radware Ltd. Announces Third Quarter 2011 Results

* Record Quarterly Revenues of $42.2 Million
* Record Non-GAAP EPS $0.34
* Record Non-GAAP Operating Margin 17%

TEL AVIV, ISRAEL: October 26, 2011 — Radware (NASDAQ: RDWR), a global leader of application delivery and application security solutions for virtual and cloud data centers, today reported record quarterly revenues of $42.2 million for the third quarter of 2011.  This represents an increase of 15% compared with revenues of $36.8 million for the third quarter of 2010, and an increase of 3% compared with revenues of $41.1 million in the second quarter of 2011.

Net income on a GAAP basis for the third quarter of 2011 was $5.4 million or $0.24 per diluted share, compared with net income of $3.7 million or $0.17 per diluted share for the third quarter of 2010.

Net income on a Non-GAAP basis for the third quarter of 2011 was $7.8 million or $0.34 per diluted share, compared with net income of $5.6 million or $0.26 per diluted share in the third quarter of 2010.

During the third quarter 2011 Radware generated $3 million in cash and ended the quarter with $207 million in cash, cash equivalents, deposits and marketable securities.

“This quarter represents yet another record posting for company revenues, earnings per share, and operating margins,” stated Roy Zisapel, president and chief executive officer, Radware. “This sustained growth is driven by market interest in our recently announced Attack Mitigation System along with our continued success with our innovative application delivery solutions for data center consolidation, virtualization, and cloud computing.”

During the third quarter 2011, Radware released the following significant announcements:

•	Radware Ltd. Announces Second Quarter 2011 Results
•	Radware Announces 2011 Annual General Meeting
•	Radware Claims Three 2010 Communications Solutions Product of the Year Awards

•	Radware Introduces New vDirect Plug-In Joint Solution with VMware vCloud® Director
•	KONAMI Selects Radware’s ADC-VX Virtualization Solution For its Online Entertainment Site
•	Radware Reports Results of Annual General Meeting
•	Radware Announces Its Participation in SAP® EcoHub and SAP PartnerEdge™ Program
•	Radware’s Attack Mitigation System Delivers the First Fully Integrated Solution to Fight Cyber Attacks in Real Time
•	Radware Announces Third Quarter 2011 Earnings Conference Call
•	Radware Announces $20 Million Share Buyback And Refines Guidance for Third Quarter 2011

Company management will host a quarterly investor conference call at 8:45am ET on October 26, 2011.  The call will focus on financial results for the quarter ending September 30, 2011 and certain other matters related to the Company’s business.

The conference call will be webcast on October 26, 2011 at 8:45am ET in the “listen only” mode via the Internet at: http://www.radware.com/Company/InvestorRelations/default.aspx and will be available for replay during the next 30 days.

Please use the following dial-in numbers to participate in the Second Quarter 2011 call:

Participants in the US call: Toll Free +1 877-392-9880
International participants call: +1 760-666-3769

About Radware
Radware (NASDAQ: RDWR), is a global leader of application delivery and application security solutions for virtual and cloud data centers. Its award-winning solutions portfolio delivers full resilience for business-critical applications, maximum IT efficiency, and complete business agility.  Radware’s solutions empower more than 10,000 enterprise and carrier customers worldwide to adapt to market challenges quickly, maintain business continuity and achieve maximum productivity while keeping costs down.  For more information, please visit www.radware.com.

Radware encourages you to join our community and follow us on LinkedIn, Radware Blog, Twitter, YouTube and the Radware Connect app for iPhone®.

Use of Non-GAAP Financial Information
In addition to reporting financial results in accordance with generally accepted accounting principles (GAAP), Radware uses non-GAAP measures of net income and earnings per share, which are adjustments from results based on GAAP to exclude stock-based compensation expenses, in accordance with ASC No. 718, amortization of intangible assets, and exchange rate differences, net on balance sheet items included in finance income. Such exchange rate differences may vary from period to period due to changes in exchange rates driven by general market conditions or other circumstances outside of the normal course of Radware's operations. Management believes that exclusion of these charges allows comparisons of operating results that are consistent across past, present and future periods. Radware’s management believes the non-GAAP financial information provided in this release is useful to investors for the purpose of understanding and assessing Radware’s ongoing operations. The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for results prepared in accordance with GAAP. A reconciliation of the non-GAAP financial measures discussed in this press release, to the most directly comparable GAAP financial measures, is included with the financial information contained in this press release. Management uses both GAAP and non-GAAP information in evaluating and operating business internally and, as such, has determined that it is important to provide this information to investors.

This press release may contain forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the Application Switching and Network Security industry, changes in demand for Application Switching and Network Security products, the timing and amount or cancellation of orders and other risks detailed from time to time in Radware's filings with the Securities and Exchange Commission, including Radware's Form 20-F.

Condensed Consolidated Balance Sheets
(U.S. Dollars in thousands)

	December 31, 2010	September 30, 2011
		(Unaudited)
Current assets
Cash and cash equivalents	15,284	15,729
Available-for-sale marketable securities	24,200	14,995
Short term bank deposits	51,441	70,157
Trade receivables, net	16,543	17,661
Other receivables and prepaid expenses	3,402	3,453
Inventories	9,722	11,438
	120,592	133,433
Long-term investments
Available-for-sale marketable securities	82,864	100,777
Long-term bank deposits	5,000	5,000
Severance pay funds	3,342	3,134
	91,206	108,911

Property and equipment, net	11,801	11,664

Other assets
Intangible assets, net	12,011	9,134
Other long-term assets	560	603
Goodwill	24,465	24,465
Total assets	260,635	288,210

Current liabilities
Trade payables	5,913	5,844
Deferred revenues, other payables and accrued expenses	47,223	51,337
	53,136	57,181

Long-term liabilities	22,509	22,533

Shareholders’ equity
Share capital	506	524
Additional paid-in capital	218,593	229,286
Accumulated other comprehensive income (loss)	125	(1,797)
Treasury stock, at cost	(18,036)	(18,036)
Accumulated deficit	(16,198)	(1,481)
Total shareholders’ equity	184,990	208,496
Total liabilities and shareholders' equity	260,635	288,210

Condensed Consolidated Statements of Income
(U.S. Dollars in thousands, except share and per share data)

	For the Three months ended September 30,		For the Nine months ended September 30,
	2010	2011	2010	2011
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Revenues	36,763	42,196	105,065	121,930
Cost of revenues	7,448	8,534	21,236	24,731
Gross profit	29,315	33,662	83,829	97,199
Operating expenses:
Research and development	8,240	9,122	23,380	26,918
Selling and marketing	15,934	17,282	47,662	51,027
General and administrative	2,526	2,343	7,656	7,128
Total operating expenses	26,700	28,747	78,698	85,073
Operating income	2,615	4,915	5,131	12,126
Financial income, net	1,294	776	1,202	3,413
Income before taxes on income	3,909	5,691	6,333	15,539
Taxes on income	(191)	(293)	(623)	(822)
Net Income	3,718	5,398	5,710	14,717

Basic net earnings per share	$0.19	$0.26	$0.30	$0.70

Weighted average number of shares used to compute basic net earnings per share	19,711,311	21,052,835	19,286,258	20,886,623

Diluted net earnings per share	$0.17	$0.24	$0.27	$0.64

Weighted average number of shares used to compute diluted net earnings per share	21,921,819	22,782,410	21,146,646	22,936,293

Reconciliation of Supplemental Financial Information
(U.S. Dollars in thousands, except share and per share data)

	For the Three months ended September 30,		For the Nine months ended September 30,
	2010	2011	2010	2011
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

GAAP net Income	3,718	5,398	5,710	14,717
Stock-based compensation expenses, included in:
Cost of revenues	18	15	47	46
Research and development	365	248	943	787
Selling and marketing	711	731	1,766	2,122
General and administrative	470	209	1,380	872
	1,564	1,203	4,136	3,827

Amortization of intangible assets included in:
Cost of revenues	439	541	1,217	1,623
Selling and marketing	531	421	1,753	1,263
	970	962	2,970	2,886

Exchange rate differences, net on balance sheet items included in finance income	(616)	233	709	(263)

Non-GAAP net income	5,636	7,796	13,525	21,167

Non-GAAP diluted net earnings per share	$0.26	$0.34	$0.64	$0.92

Weighted average number of shares used to compute Non-GAAP diluted net earnings per share	21,921,819	22,782,410	21,146,646	22,936,293